    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 3, 1998

                                           REGISTRATION STATEMENT NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                            ------------------------

                                 SELFCARE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                              04-3164127
           (STATE OR OTHER JURISDICTION                                 (I.R.S. EMPLOYER
        OF INCORPORATION OR ORGANIZATION)                             IDENTIFICATION NO.)

                            ------------------------

                              200 PROSPECT STREET
                          WALTHAM, MASSACHUSETTS 02154
                                 (781) 647-3900
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                    REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)

                            ------------------------

                                 RON ZWANZIGER
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                 SELFCARE, INC.
                              200 PROSPECT STREET
                          WALTHAM, MASSACHUSETTS 02154
                                 (781) 647-3900
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                COPIES OF ALL COMMUNICATIONS SHOULD BE SENT TO:

                          MARTIN CARMICHAEL, III, P.C.
                          GOODWIN, PROCTER & HOAR LLP

                                 EXCHANGE PLACE
                        BOSTON, MASSACHUSETTS 02109-2881
                                 (617) 570-1000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

   From time to time after the effective date of this Registration Statement.

                            ------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

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
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                                                               PROPOSED
                                                                MAXIMUM         PROPOSED
TITLE OF EACH CLASS OF                      AMOUNT TO       OFFERING PRICE  MAXIMUM AGGREGATE     AMOUNT OF
SECURITIES TO BE REGISTERED               BE REGISTERED      PER SHARE(1)   OFFERING PRICE(1) REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------
Common Stock, $.0.001 par value........ 2,038,750 Shares(2)       $9.25        $18,858,438        $5,564
==============================================================================================================

(1) Based upon the average of the high and low sale prices reported on American Stock Exchange on January 30, 1998, and estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933.

(2) Pursuant to Rule 416, this Registration Statement also relates to an indeterminate number of additional shares of Common Stock issuable to prevent dilution resulting from stock splits, stock dividends and other similar transactions (including by reason of changes in the conversion price of the Senior Subordinated Convertible Notes due October 28, 2002).
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
================================================================================

                                   PROSPECTUS

                                 SELFCARE, INC.
                        2,038,750 SHARES OF COMMON STOCK

     This Prospectus relates to 2,038,750 shares (the "Shares") of common stock, $.001 par value per share (the "Common Stock"), of Selfcare, Inc. ("Selfcare" or the "Company") to be sold from time to time by certain securityholders identified herein (collectively, the "Selling Stockholders"). The Selling Stockholders may sell the Shares from time to time in transactions on the American Stock Exchange, in negotiated transactions or by a combination of these methods, at fixed prices that may be changed, at market prices at the time of sale, at prices related to market prices or at negotiated prices. The Selling Stockholders may effect these transactions by selling the Shares to or through broker-dealers, who may receive compensation in the form of discounts or commissions from the Selling Stockholders or from the purchasers of the Shares for whom the broker-dealers may act as an agent or to whom they may sell as a principal, or both. See "Selling Stockholders" and "Plan of Distribution."

     Of the Shares registered hereby: (i) up to 1,600,000 Shares are issuable in accordance with the terms of the Senior Subordinated Convertible Notes due October 28, 2002, in the aggregate principal amount of $10,000,000 (the "Senior Notes") and of warrants to purchase shares of Common Stock (the "Notes Warrants") issued in connection with the sale of the Senior Notes, representing shares of Common Stock that may be issued upon conversion of the Senior Notes, upon exercise of the Notes Warrants and as interest payments on the Senior Notes in lieu of cash; and (ii) up to 438,750 Shares are issuable upon exercise of certain warrants (collectively, the "USB '93 Warrants") to purchase shares of Common Stock originally issued to USB '93 Technology Associates Limited Partnership ("USB '93") in connection with the Company's acquisition of certain intellectual property and related assets from USB '93. Pursuant to Rule 416 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), this Prospectus also relates to such additional number of shares of Common Stock as may become issuable as a result of stock splits, stock dividends and other anti-dilution adjustment provisions (including by reason of any reduction in the floating rate conversion price mechanism of the Senior Notes) in accordance with the terms of the Senior Notes, Notes Warrants and USB '93 Warrants. The Common Stock of the Company is traded under the symbol "SLF" on the American Stock Exchange. On February 2, 1998, the reported closing price for the Common Stock on the American Stock Exchange was $9.00 per share.

     The Company will not receive any of the proceeds from the sale of the Shares. The Company has agreed to bear all expenses incurred in connection with the registration of the Shares (but not underwriting discounts and selling commissions). See "Plan of Distribution."

     SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                THE DATE OF THIS PROSPECTUS IS FEBRUARY 3, 1998.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement (which term shall include all amendments, exhibits and schedules thereto) on Form S-3 under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, to which Registration Statement reference is hereby made. For further information with respect to the Company and the securities covered hereby, reference is made to the Registration Statement and to the exhibits thereto filed as a part thereof. The Registration Statement and the exhibits thereto may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies may be obtained at the prescribed rates from the Public Reference section of the Commission at its principal office in Washington, DC. The Commission also maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files proxy statements, reports and other information with the Commission. Such proxy statements, reports and other information filed by the Company may be inspected and copied at prescribed rates at the aforementioned public reference facilities maintained by the Commission. The Common Stock of the Company is traded on the American Stock Exchange under the symbol "SLF." Reports and other information concerning the Company may be inspected at the offices of the American Stock Exchange, Inc., at 86 Trinity Place, New York, NY 10006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated in, and made a part of, this Prospectus by reference as of their respective dates: (1) the Company's Annual Report on Form 10-KSB/A for the fiscal year ended December 31, 1996; (2) the Company's Quarterly Reports on Form 10-QSB for the fiscal quarters ended March 31, 1997, June 30, 1997, and September 30, 1997; (3) the definitive Proxy Statement of the Company for the Annual Meeting of Stockholders held June 10, 1997; (4) the Company's Current Report on Form 8-K filed with the Commission on March 5, 1997, as amended; and
(5) the description of the Common Stock of the Company contained in the Company's Registration Statement on Form SB-2, dated January 16, 1997 (File No. 333-19911), including all amendments and reports updating such description.

     Each document filed subsequent to the date of this Prospectus pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and shall be a part hereof from the date of filing of such document. The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon oral or written request, a copy of any or all of the documents that have been incorporated by reference to the Registration Statement of which this Prospectus is a part, other than exhibits to such documents. Requests should be addressed to: Selfcare, Inc., 200 Prospect Street, Waltham, Massachusetts 02154, Attention: Corporate Secretary (telephone number (781) 647-3900).

     This Prospectus, including the information incorporated herein by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The words "believe," "expect," "anticipate," "intend," "estimate," and other expressions which are predictions of

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

or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. The Company's actual results could differ materially from those projected in the forward-looking statements set forth in this Prospectus including the information incorporated herein by reference. The Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Investors should carefully consider the discussion of risk factors below, in addition to the other information contained in this Prospectus, in connection with an investment in the Shares offered hereby.

                                  RISK FACTORS

     In addition to the other information contained or incorporated by reference in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus.

     As used in this Prospectus, the terms "Selfcare" and the "Company" refer to Selfcare, Inc. and its subsidiaries and predecessors, unless the context otherwise requires.

RISKS RELATED TO THE LIFESCAN ALLIANCE

     The Company has entered into an exclusive worldwide alliance and distribution agreement (the "LifeScan Alliance") with LifeScan, Inc., a subsidiary of Johnson & Johnson ("LifeScan"). The terms of the LifeScan Alliance contemplate that Selfcare will manufacture and LifeScan will distribute Selfcare's proprietary electrochemical blood glucose monitoring system for the management of diabetes (the "New System"). Selfcare commenced shipments of the New System in December 1997. The Company's future results of operations depend to a substantial degree on LifeScan's ability to market and sell the New System. No assurance can be given as to the market acceptance of the New System. The failure to produce, market and distribute successfully the New System would have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Comprehensive Government Regulation" and
"-- Dependence on Patents and Proprietary Technology."

RISKS RELATED TO THE NUTRITIONAL SUPPLEMENT LINES ACQUISITION

     On February 19, 1997, the Company acquired (the "Nutritional Supplement Lines Acquisition") for consideration totaling $36.0 million from American Home Products Corporation ("AHP") the U.S. rights to several nutritional supplement product lines (the "Nutritional Supplement Lines"), which had domestic sales of approximately $24.0 million in 1996 and $22.8 million in 1997. Sales from February 19, 1997, to December 31, 1997, were approximately $18.4 million. The lines include Stresstabs(R), Ferro-Sequels(R), Posture(R), Protegra(R), Gevrabon(R), Allbee(R) and Z-Bec(R). As part of its plans for maintaining and expanding sales of these products, the Company expects to incur substantial marketing and promotional expenses and allowances in 1998 and thereafter. There can be no assurance that these expenditures and allowances will allow the Company to increase or maintain the existing revenue levels from the Nutritional Supplement Lines. The Company's product focus to date has been on diagnostic tests of various kinds and the Company has not previously marketed nutritional supplements, nor has the Company conducted a national advertising campaign of the scope or magnitude of that which it plans for the Nutritional Supplement Lines. Selfcare is also developing additional nutritional supplement products, but there can be no assurances that these can be successfully introduced.

MANAGING AND MAINTAINING GROWTH

     The Company is currently experiencing a period of rapid growth and expansion, including as a result of the consummation of the Nutritional Supplement Lines Acquisition. This growth and expansion has placed, and could continue to place, a significant strain on the Company's management, customer service and support, operations, sales and administrative personnel and other resources. In order to serve the needs of its existing and future customers, the Company has increased and will continue to increase its workforce, which requires the Company to attract, train, motivate and manage qualified employees. The Company's ability to manage its planned growth depends upon the Company's success in continuing to expand its operating, management, information and financial systems, which may significantly increase its operating expenses. If the Company fails to achieve its growth as planned or is unsuccessful in managing its anticipated growth, there could be a material adverse effect on the Company.

RISKS RELATED TO NEW PRODUCT DEVELOPMENT

     The Company is at an early stage in its development. With the exception of certain professional diagnostic products for infectious diseases, its women's health products produced by third-party manufacturers and the Nutritional Supplement Lines, all of the Company's products are in various stages of research and development, and the Company has generated no revenue from the commercialization of these products under development. Many of the Company's products will require substantial additional development, pre-clinical and clinical testing and investment prior to their commercialization. There can be no assurance that the Company's research and development efforts will be successful, that any of the Company's products under development will prove to be safe or effective in clinical trials, that the Company will be able to obtain regulatory approval to market any of its products, that any of its products can be manufactured at acceptable cost and with appropriate quality, or that any of its products, if and when approved, can be successfully marketed.

COMPREHENSIVE GOVERNMENT REGULATION

  Self-Test Products

     The Company's research, development and clinical programs, as well as its manufacturing and marketing operations, are subject to extensive regulation by numerous governmental authorities in the United States and other countries. Most of the Company's self-test products, including those licensed by the Company from third parties, require governmental approvals for commercialization that have not yet been obtained and are not expected to be obtained for several years. Pre-clinical and clinical trials and manufacturing and marketing of many of the Company's products will be subject to the rigorous testing and approval process of the Food and Drug Administration (the "FDA") and corresponding foreign regulatory authorities. The regulatory process, which includes pre-clinical and clinical testing of many of the Company's products to establish their safety and efficacy, can take many years and require the expenditure of substantial financial and other resources. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations that could delay, limit or prevent regulatory approval. In addition, delays or rejection may be encountered based upon changes in, or additions to, regulatory policies for device marketing authorization during the period of product development and regulatory review. Delays in obtaining such approvals could adversely affect the marketing of products developed by the Company and the Company's ability to generate commercial product revenues.

     The Company is developing a human immunodeficiency virus ("HIV") home-test program and plans to develop other infectious disease self tests in the future. Although the FDA has authorized a number of home collection and mail-in HIV testing and telephone counseling services, the program being developed by the Company differs in significant respects from these services. There can be no assurance that the FDA will grant clearance for commercialization of the Company's HIV home test in a timely manner, or at all. There also can be no assurance that requisite regulatory approvals for the Company's other products will be obtained within a reasonable period of time, if at all. Moreover, if regulatory approval of a product is granted, such approval may impose limitations on the indicated uses, or methods of use, for which such product may be marketed. Further, even if such regulatory approval is obtained, a marketed product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections, and later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product or manufacturer, including withdrawal of the product from the market. Failure to comply with the applicable regulatory requirements can result in, among other things, fines, suspensions of regulatory approvals, product recalls, operating restrictions and criminal prosecution.

     In addition, the Company is required to meet regulatory requirements in countries outside the United States, which can change rapidly with relatively short notice, resulting in the Company's products being banned in certain countries with consequent loss of revenues and income. Foreign regulatory agencies could also introduce test format changes which, if not quickly addressed by the Company, could result in restrictions on sales of the Company's products. Such changes are not uncommon due to advances in basic research and the nature of certain infectious diseases and agents such as HIV, which is a mutating virus capable of producing new strains and subtypes. In July 1993, the French Ministry of Health prohibited the sale in France of certain diagnostic tests for HIV, due to a concern that the tests did not meet required sensitivity levels. The Ministry of Health has subsequently imposed a separate ban on a single HIV test manufactured and sold due to the failure of such test to identify a newly discovered HIV subtype. There can be no assurance that there will not be similar actions in the future.

  Nutritional Supplements

     The manufacturing, processing, formulation, packaging, labeling and advertising of nutritional supplements such as the Nutritional Supplement Lines are subject to regulation by one or more federal agencies, including the FDA, the Federal Trade Commission ("FTC") and the Consumer Product Safety Commission. These activities are also regulated by various agencies of the states, localities and foreign countries in which Nutritional Supplement Lines are now sold or may be sold in the future. In particular, the FDA regulates the safety, manufacturing, labeling and distribution of dietary supplements, including vitamins, minerals and herbs, as well as food additives, over-the-counter ("OTC") and prescription drugs and cosmetics. The regulations that are promulgated by the FDA relating to the manufacturing process are known as Good Manufacturing Practices ("GMPs"), and are different for drug and food products. In addition, the FTC has overlapping jurisdiction with the FDA to regulate the promotion and advertising of dietary supplements, OTC drugs, cosmetics and foods.

     The Dietary Supplement Health and Education Act of 1994 ("DSHEA"), which amends the Food, Drug and Cosmetic Act by defining dietary supplements as a new category of food separate from conventional food, was enacted on October 25, 1994. The FDA has finalized certain regulations to implement DSHEA, including those relating to nutritional labeling requirements, but has not finalized other regulations. The finalized regulations require different labeling for the Nutritional Supplement Lines and, with respect to nutritional supplement products under development by Selfcare, impose new notification procedures and scientific substantiation requirements regarding ingredients, product claims and safety. The Company cannot determine what effect these regulations will have on its business in the future. Failure to comply with applicable FDA requirements could result in sanctions being imposed on the Company or the manufacturers of its products, including warning letters, product recalls and seizures, injunctions or criminal prosecution. With respect to regulations that have not been finalized, the Company anticipates that the FDA will promulgate specific Good Manufacturing Practices to regulate dietary supplements which are modeled on the current GMPs for food. The Company believes that the manufacture of the Nutritional Supplement Lines is currently in compliance with the proposed GMPs for dietary supplements. No assurance can be given that the final GMPs for dietary supplements will not change in ways that require changes in the manufacture of the Nutritional Supplement Lines.

LIMITED OPERATING HISTORY; HISTORY OF OPERATING LOSSES AND ACCUMULATED DEFICIT; UNCERTAIN PROFITABILITY

     The Company has incurred operating losses since its inception. As of September 30, 1997, the Company's accumulated deficit totaled approximately $63.2 million. For the year ended December 31, 1996, the Company had revenues of approximately $19.1 million and a net loss of approximately $28.6 million. For the first three quarters of 1997, the Company had revenues of approximately $18.6 million and a net loss of approximately $34.4 million. The continued development of the Company's products will require the commitment of substantial resources to conduct research and pre-clinical and clinical development programs, and to establish manufacturing facilities, sales and marketing capabilities, and additional quality control and regulatory and administrative capabilities. The Company may incur substantial and increasing operating losses over the next several years as its product programs expand and various clinical trials commence. The amount of net losses and the time required by the Company to reach sustained profitability are highly uncertain since achieving profitability requires the Company, among other things, to complete successfully development of its products, obtain regulatory approvals and establish manufacturing and marketing capabilities. There can be no assurance that the Company will be able to achieve profitability on a sustained basis, or at all.

DEPENDENCE ON PATENTS AND PROPRIETARY TECHNOLOGY; TRADEMARKS

  Self-Test Products

     The medical products industry, including the diagnostic testing industry, places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes, and the Company's success will depend, in part, on its ability to obtain patent protection for its products and manufacturing processes, to preserve its trade secrets and to operate without infringing the proprietary rights of third parties.

     The Company holds certain patent rights, has certain patent applications pending, and expects to seek additional patents in the future, but there can be no assurance as to its success or timeliness in obtaining any such patents or as to the breadth or degree of protection that any such patents will afford the Company. The patent position of medical products and diagnostic testing firms is often highly uncertain and usually involves complex legal and factual questions. There is a substantial backlog of patents at the U.S. Patent and Trademark Office. No consistent policy has emerged regarding the breadth of claims covered in medical products patents. Accordingly, there can be no assurance that patent applications relating to the Company's products or technology will result in patents being issued or that, if issued, such patents will afford adequate protection to the Company's products or, if patents are issued to the Company, that its competitors will not be able to design around such patents. In addition, the medical products industry, including the diagnostic testing industry, has been characterized by extensive litigation regarding patents, licenses and other intellectual property rights. The Company could incur substantial costs in defending itself against patent infringement claims or in asserting such claims against others. If the outcome of any such litigation is adverse to the Company, the Company's business could be materially adversely affected. To determine the priority of inventions, the Company may also have to participate in interference proceedings declared by the U.S. Patent and Trademark Office, which could also result in substantial costs to the Company. See "-- Risks Related to Certain Licensing Arrangements."

     In addition, the Company may be required to obtain licenses to patents or other proprietary rights of third parties to market its products. No assurance can be given that licenses required under any such patents or proprietary rights would be made available on terms acceptable to the Company, if at all. If the Company does not obtain such licenses, it could encounter delays in product market introductions while it attempts to design around such patents or other rights, or be unable to develop, manufacture or sell such products in certain countries or at all. Under the distribution agreement entered into pursuant to the LifeScan Alliance, Selfcare has agreed to indemnify LifeScan for any claims that the New System infringes any patents.

     The Company also seeks to protect its proprietary technology, including technology that may not be patented nor patentable, in part through confidentiality agreements and, if applicable, inventors' rights agreements with its collaborators, advisors, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise be disclosed to, or discovered by, competitors. Moreover, the Company may from time to time conduct research through academic advisors and collaborators who are prohibited by their academic institutions from entering into confidentiality or inventors' rights agreements.

  Nutritional Supplements

     In connection with the Nutritional Supplement Lines Acquisition, the Company acquired certain trademarks which, the Company believes, are valuable assets and are very important to the marketing of the Nutritional Supplement Lines. Substantially all of these trademarks have been registered with the U.S. Patent and Trademark Office. There can be no assurance, however, that such registrations will afford adequate protection to the Company and not be challenged as unenforceable or invalid, or not be infringed. In addition, the Company could incur substantial costs in defending suits brought against it or in prosecuting suits in which the Company asserted rights under such registrations. If the outcome of such litigation were adverse to the Company, the Company's business and results of operations could be materially adversely affected.

COMPETITION; RISK OF TECHNOLOGICAL OBSOLESCENCE

  Self-Test Products

     The medical products industry, including the diagnostic testing industry, is rapidly evolving and developments are expected to continue at a rapid pace. Competition in this industry is intense and expected to increase as new products and technologies become available and new competitors enter the market. The Company's competitors in the United States and abroad are numerous and include, among others, diagnostic testing and medical products companies, universities and other research institutions. The Company's success depends upon developing and maintaining a competitive position in the development of products and technologies in its area of focus. The Company's competitors may also succeed in developing technologies and products that are more effective than any that have been or are being developed by the Company or that render the Company's technologies or products obsolete or noncompetitive. The Company's competitors may also succeed in obtaining patent protection or other intellectual property rights that would prevent the Company from developing its potential products, or in obtaining regulatory approval for the commercialization of their products more rapidly or effectively than the Company. Finally, many of the Company's existing or potential competitors have or may have substantially greater research and development capabilities, clinical, manufacturing, regulatory and marketing experience and financial and managerial resources than the Company. The Company is seeking to develop and market generic test strips which are compatible with other manufacturers' electrochemical blood glucose monitoring systems. If the Company succeeds in these efforts, others may attempt to enter this market with similar products. In addition, the introduction of lower-priced generic test strips could lead the manufacturers of the systems with which such test strips are compatible to lower their own test strip prices, thereby reducing or eliminating the price advantage enjoyed by the generic test strip producers. On June 28, 1996, the Company obtained FDA Clearance for its first generic test strip, to be sold under the name "Excel(TM)," which is compatible with the ExacTech(TM) System sold by MediSense, Inc. ("MediSense"). The Company initially intended to commence marketing this product in the United States in 1997, but has delayed the commencement of such marketing until mid-1998. Although the Company believes that its Excel generic test strip will be priced lower than the strips produced by MediSense for the ExacTech System and therefore will compete effectively with the MediSense product, there can be no assurance that MediSense will not institute price cuts and thereby reduce or eliminate any price advantage which the Company's product may enjoy.

     The Company is also aware of several of its competitors who are attempting to develop a noninvasive blood glucose monitoring technology. Noninvasive blood glucose monitoring involves methods for measuring blood glucose levels without the need to draw blood and, in certain proposed configurations, without the need to utilize disposable components, such as test strips. The Company believes that manufacturers are pursuing a number of different technological approaches to noninvasive blood glucose monitoring. These include near-infrared spectroscopy, which involves shining a beam of near-infrared light to penetrate the skin and determine the amount of glucose in the blood, and reverse iontophoresis, which utilizes a "patch" system to extract glucose through the skin for measurement by an external meter. In addition, several manufacturers are pursuing minimally invasive approaches to blood glucose monitoring, such as using a fine needle to withdraw a small sample of interstitial fluid which is analyzed by use of mid-infrared spectroscopy. The development and successful introduction of any such products could have a material adverse effect on the Company's business, financial condition and results of operations.

  Nutritional Supplements

     The market for the sale of vitamins and nutritional supplements such as the Nutritional Supplement Lines is highly competitive. Competition is based principally upon price, quality of products, customer service and marketing support. There are numerous companies in the vitamin and nutritional supplement industry selling products to retailers such as mass merchandisers, drug store chains, independent drug stores, supermarkets and health food stores. Most of these companies are privately held and the Company is unable to assess precisely the size of such competitors. However, a number of the Company's competitors, particularly manufacturers of nationally advertised brand name products, are substantially larger than the Company and have greater financial resources.

DEPENDENCE ON THIRD-PARTY DISTRIBUTION NETWORK

     The Company markets and distributes its products primarily through independent retail brokers and distributors. The Company generally has written agreements with such brokers and distributors, although it also has a limited number of oral arrangements. In general, these brokers and distributors are not subject to minimum purchase requirements and may discontinue marketing the Company's products with little or no notice. Certain of the Company's retail brokers and distributors also market products which compete with the Company's products and which may, from time to time, offer greater sales incentives than the Company's products. The loss of, or a significant reduction in sales volume through, one or more of the Company's retail brokers or distributors could have a material adverse effect on the Company's business, financial condition or results of operations.

DEPENDENCE ON CERTAIN SUPPLIERS

     The Company has no facilities to manufacture the Nutritional Supplement Lines. The Company currently relies on third-party manufacturers for the products constituting the Nutritional Supplement Lines. If the Company should encounter delays or other difficulties in the supply of any of these products from third parties, these interruptions could have a material adverse effect on the Company's result of operations and result in significant quarter-to-quarter fluctuations. In addition, contract manufacturers that the Company uses or may use to supply products for the Nutritional Supplement Lines must adhere to GMP regulations. Failure to do so could result in the withdrawal of FDA approval of such manufacturers and consequent interruptions in the supply of products to the Company.

     The Company has entered into a manufacturing agreement with Nova Biomedical Corporation ("Nova") to supply Selfcare with electrochemical blood glucose meters. The meters manufactured by Nova, together with the Company's test strips, form the New System. The Company's ability to ship the New System on time and in accordance with LifeScan's requirements is highly dependent upon receipt of an adequate supply of electrochemical blood glucose meters. There can be no assurance that the Company's supply of electrochemical blood glucose meters will not be interrupted, or that if such supply were interrupted, that the Company would be able to contract with another supplier on a timely or satisfactory basis. If such supply were interrupted, the Company could incur set-up costs and delays in manufacturing the New System which could have a material adverse effect on the Company's business, financial condition and results of operations. If any such delay were to occur, and were to result in the Company being unable to supply LifeScan with certain required amounts of meters for the New System under the LifeScan Alliance, LifeScan would automatically receive a license to manufacture, or to have manufactured on its behalf, the New System, subject to payment of a royalty to the Company. In such event, the Company could begin supplying the New System to LifeScan again at any time, but would be required to reimburse LifeScan for certain expenses incurred by LifeScan to produce the New System.

RISKS RELATED TO CERTAIN LICENSING ARRANGEMENTS

     Through its wholly owned Irish subsidiary, Cambridge Diagnostics Ireland Ltd. ("Cambridge Diagnostics"), the Company is currently producing diagnostic test kits primarily for detecting antibodies to HIV, which are associated with Acquired Immune Deficiency Syndrome ("AIDS"). Selfcare acquired Cambridge Diagnostics (formerly known as Cambridge Biotech Limited) in November 1994 from Cambridge Biotech Corporation ("Cambridge Biotech"), which at that time was operating in Massachusetts under Chapter 11 of the U.S. Bankruptcy Code. Prior to the acquisition (the "Cambridge Diagnostics Acquisition"), Cambridge Biotech licensed from Pasteur Sanofi Diagnostics (formerly known as Diagnostics Pasteur), certain HIV 1/2 immunoassay technologies relating to patents and proprietary rights held by Institute Pasteur (the "Pasteur HIV Technologies"), and required for production of HIV test kits, including the Selfcare HIV test kits manufactured by Cambridge Diagnostics. Under the terms of Cambridge Biotech's license agreements with Pasteur Sanofi Diagnostics, Cambridge Biotech could not assign or sublicense its rights with respect to the Pasteur HIV Technologies to Selfcare or to Cambridge Diagnostics. In order to allow Selfcare and Cambridge Diagnostics to have access to such technologies, Selfcare and Cambridge Biotech formed Cambridge Affiliate Corporation ("Cambridge Affiliate"), 51% owned by Cambridge Biotech, and 49% owned by Selfcare, but managed by Cambridge Diagnostics. The establishment of Cambridge Affiliate and the terms of the arrangements relating thereto were considered and approved by both U.S. and Irish bankruptcy courts in connection with the approval of the sale of Cambridge Diagnostics by such courts. Cambridge Affiliate maintains its own accounts and records and makes payments of royalties due under the Pasteur Sanofi Diagnostics licenses to Cambridge Biotech. The licenses of the Pasteur HIV Technologies to Cambridge Biotech are nonexclusive and cover diagnostic test kits in finished form embodying the Pasteur HIV Technologies. The territorial scope of the licenses is worldwide, with the exception of exclusive rights which Pasteur Sanofi Diagnostics asserted to have granted in the Pasteur HIV Technologies to Genetic Systems Corporation ("Genetic Systems") in the United States, Canada, Mexico, Australia, New Zealand and India (the "Excluded Countries"). However, the licenses provide that, to the extent that Pasteur Sanofi Diagnostics recovers the right to practice the patents underlying the Pasteur HIV Technologies in the Excluded Countries, Cambridge Biotech is entitled to non-exclusive rights in such technology in such countries. In 1990, Pasteur Sanofi Diagnostics acquired ownership of Genetic Systems, whereupon Cambridge Biotech commenced selling products incorporating the Pasteur HIV Technologies in the United States. These activities were challenged in a patent infringement lawsuit filed in the United States Bankruptcy Court of the District of Massachusetts (Western District) in March 1995 by Institute Pasteur, the minority stockholders of Pasteur Sanofi Diagnostics and Genetic Systems. In September 1995, the bankruptcy court ruled in favor of Cambridge Biotech on this issue, and Institute Pasteur and Genetic Systems Corporation subsequently filed an appeal to the United States District Court for the District of Massachusetts. On July 18, 1997, a hearing was held on the merits of the appeal to the district court by Institut Pasteur and Genetic Systems Corporation. The district court affirmed the rulings of the bankruptcy court, holding that Cambridge Biotech may sell products incorporating the Pasteur HIV Technologies in the United States. Institut Pasteur and Genetic Systems Corporation have appealed the decision of the district court.

DEBT FINANCING

     The Company is subject to risks normally associated with debt financing, including the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest. At September 30, 1997, the Company had approximately $52.7 million of outstanding debt, including $29 million of debt incurred to pay the consideration payable to AHP under the terms of Nutritional Supplement Lines Acquisition. This amount does not include $10.0 million of debt incurred subsequent to September 30, 1997, as a result of the private placement of the Senior Notes. This outstanding indebtedness, together with restrictions in the Company's financing instruments, may limit the Company's ability to obtain additional debt financing in the future and to respond to changing business and economic conditions and could adversely affect its ability to effect its business strategies. In addition, because certain of the Company's debt bears interest at floating rates, an increase in interest rates could adversely affect the Company's ability to meet its debt service obligations.

RISK OF INADEQUATE FUNDING; FUTURE CAPITAL NEEDS

     The Company currently anticipates that its existing capital resources, including funds expected to be generated from operations and other financing activities, will be adequate to satisfy its capital requirements for at least 12 months. No assurance can be given that additional financing, including currently planned financing, will be available, or, if available, that it will be available on acceptable terms. If additional funds are raised by issuing equity securities, further dilution to then existing stockholders will result. If adequate funds are not available, the Company may be required to curtail significantly one or more of its research and development programs, or obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies or products which the Company would otherwise pursue on its own.

RISKS RELATED TO THE INTEGRATION OF ORGENICS' OPERATIONS

     Selfcare has acquired a 99.8% direct and indirect equity interest in Orgenics Ltd. ("Orgenics"), an Israeli company (the "Orgenics Acquisition"), for approximately $18.4 million and expects to acquire direct and indirect ownership of the balance of the outstanding capital stock of Orgenics. Orgenics develops, manufactures and markets self-contained diagnostic test kits for the professional market which detect antibodies and/or infectious disease agents, including those associated with AIDS and chlamydia (a sexually transmitted disease which may impair fertility). The Company has commenced the integration of Orgenics' operations with the Company's current organization in order to avoid redundancy and to make the most efficient use of Orgenics' assets. No assurance can be given that such integration will be successful or that the Company will not incur significant costs associated with such integration, such as costs associated with the diversion of management resources to integration issues.

DEPENDENCE UPON KEY PERSONNEL

     The Company is highly dependent on the services of Ron Zwanziger, its Chairman, President and Chief Executive Officer, and certain other members of its management and scientific staff, and the loss of Mr. Zwanziger or one or more of such employees could have a material adverse effect on the Company. In addition, the Company believes that its future success will depend in large part upon its ability to attract and retain highly skilled scientific, managerial and marketing personnel, particularly as the Company expands its activities, including product development and regulatory affairs, research and development and sales and manufacturing. The Company faces significant competition for such personnel from other companies, research and academic institutions, government entities and other organizations. There can be no assurance that the Company will be successful in hiring or retaining the personnel it requires for continued growth. The failure to hire and retain such personnel could materially and adversely affect the Company's prospects.

DEPENDENCE ON THIRD-PARTY REIMBURSEMENT

     In both the United States and elsewhere, sales of some of the Company's products will be dependent in part on the availability of reimbursement from third-party payors, such as government and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services. If the Company succeeds in bringing one or more of such products to market, there can be no assurance that these products will be considered cost-effective, that reimbursement will be available or, if available, that the level of reimbursement will be sufficient to allow the Company to sell its products on a profitable basis.

PRODUCT LIABILITY; LIMITED INSURANCE COVERAGE

     The testing, manufacturing and marketing of medical diagnostic devices, such as the Company's blood glucose monitoring systems, entail an inherent risk of product liability claims. In addition, the marketing of the Nutritional Supplement Lines may cause the Company to be subjected to various product liability claims, including, among others, that the Nutritional Supplement Lines have inadequate warnings concerning side effects and interactions with other substances. Potential product liability claims may exceed the amount of the Company's insurance coverage or may be excluded from coverage under the terms of the policy. There can be no assurance that the Company's existing insurance can be renewed at a cost and level of coverage comparable to that presently in effect, if at all. In the event that the Company is held liable for a claim against which it is not indemnified or for damages exceeding the limits of its insurance coverage, such claim could have a material adverse effect on the Company's business, financial condition and results of operations.

EFFECT OF ADVERSE PUBLICITY; SCIENTIFIC RESEARCH

     The Nutritional Supplement Lines contain vitamin, minerals, herbs and other ingredients that the Company generally regards as safe when taken as directed and that various scientific studies have suggested may offer certain health benefits. However, because the Company is highly dependent upon consumers' perception of safety and quality of the Nutritional Supplement Lines as well as similar products distributed by competitors, the Company could be adversely affected in the event any of the Nutritional Supplement Lines or similar products should be asserted or prove to be harmful to consumers. In addition, the Company believes that the recent growth of the nutritional supplements market is based on recent scientific research suggesting potential health benefits from regular consumption of certain vitamins and other nutritional products and the attention focused on such benefits by the media. The scientific research to date is preliminary and there can be no assurance of future favorable scientific results and media attention or of the absence of unfavorable or inconsistent findings.

RISKS RELATED TO INTERNATIONAL SALES AND OPERATIONS

     The Company has manufacturing facilities in Galway, Ireland, Yavne, Israel and Inverness, Scotland and markets and sells its products in several international markets. In 1997, approximately 21% of the Company's net sales were to customers in Europe and 15% of the Company's net sales were to customers in regions other than North America and Europe. If the Company's revenues generated by foreign activities are not adequate to offset the expense of establishing and maintaining these foreign activities, the Company's business, financial condition and results of operations could be materially adversely affected. In addition, there are certain risks inherent in doing business internationally, such as changes in applicable laws and regulatory requirements, export and import restrictions, export controls relating to technology, tariffs and other trade barriers, less favorable intellectual property laws, difficulties in staffing and managing foreign operations, longer payment cycles, difficulties in collecting accounts receivable, political instability, fluctuations in currency exchange rates, expatriation controls and potential adverse tax consequences, which could adversely impact the success of the Company's international activities. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's future international activities and, consequently, on the Company's business, financial condition and results of operations.

     The executive offices and production facilities of Orgenics are located in the State of Israel, and Orgenics is directly affected by political, economic and military conditions in that country. On many occasions since December 1987, Israel has experienced severe civil unrest, primarily in the areas that have been under its control since 1967. No assurance can be given that hostilities or other political, economic and military conditions in Israel will not have a material adverse effect on the business and operations of Orgenics. Any such effect could have a material adverse effect on the business, operations or financial condition of the Company.

FLUCTUATIONS IN RESULTS OF OPERATIONS

     The Company's annual and quarterly operating results may fluctuate due to factors such as the timing of new product announcements and introductions by the Company and its competitors, market acceptance of new or enhanced versions of the Company's products, changes in manufacturing costs or other expenses, competitive pricing pressures, the gain or loss of significant distribution outlets or customers, increased research and development expenses and general economic conditions. In addition, it is possible that in some future periods the Company's results of operations will be below the expectations of the public market. In any such event, the market price of the Common Stock could be materially and adversely affected.

POSSIBLE VOLATILITY OF SHARE PRICE

     The market price of the Common Stock may be highly volatile. Quarterly operating results of the Company, changes in general conditions in the economy, the financial markets, or the healthcare industry, or other developments affecting the Company or its competitors, could cause the market price of the Common Stock to fluctuate substantially. In particular, the stock market may experience significant price and volume fluctuations which may affect the market price of the Common Stock for reasons unrelated to the Company's operating performance. Additionally, sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock. See "-- Shares Eligible for Future Sale."

CONTROL BY CERTAIN STOCKHOLDERS

     The executive officers and directors of the Company beneficially owned as of January 30, 1998, approximately 18% of the outstanding shares of Common Stock (excluding options, warrants and other derivative securities). On a fully diluted basis, the executive officers and directors beneficially owned as of January 30, 1998, approximately 29% of Selfcare's shares of Common Stock. Accordingly, these persons may have the ability to control the Company's Board of Directors, and, therefore, the business, policies and affairs of the Company. The amounts set forth in this paragraph relating to the beneficial ownership of shares of Common Stock by the executive officers and directors of Selfcare are based on the Principal Stockholders' Table contained in the Company's proxy statement for its 1997 Annual Meeting of Stockholders, the Forms 3, 4 and 5 filed with the Commission and forwarded to Selfcare, and acquisitions under the Company's employee benefits plans.

ANTI-TAKEOVER EFFECT OF CERTIFICATE OF INCORPORATION AND BY-LAW PROVISIONS AND DELAWARE LAW

     The Company's Amended and Restated Certificate of Incorporation, as amended, (the "Certificate of Incorporation") and Amended and Restated By-laws (the "By-laws") contain certain provisions relating to corporate governance and the rights of stockholders. These provisions may be deemed to have a potential "anti-takeover" effect since such provisions may delay, defer or prevent a change in control of the Company. The Certificate of Incorporation provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. In addition, the Certificate of Incorporation provides that stockholders may remove a director only for cause and only by the vote of the holders of two-thirds of the Common Stock of the Company. This provision, when coupled with the provision of the Certificate of Incorporation authorizing only the Board of Directors to fill vacant directorships, will preclude stockholders from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with their own nominees, and will make more difficult, and therefore may discourage, a proxy contest to change control of the Company. These provisions of the Certificate of Incorporation may be changed only by the affirmative vote of the holders of eighty percent of the Common Stock of the Company entitled to vote on such matters at a meeting duly called for such purpose. The Certificate of Incorporation also provides that stockholder actions may not be taken by written consents.

     The By-laws provide that special meetings of stockholders of the Company may be called only by the Board of Directors. The By-laws also provide that stockholders seeking to bring business before an annual or special meeting of stockholders, or to nominate candidates for election as directors at an annual or special meeting of stockholders, must provide prior written notice thereof, as set forth in the By-laws. The By-laws may only be amended by the stockholders by the affirmative vote of at least two-thirds of the votes eligible to be cast, unless the Board of Directors has approved such amendment, in which case the affirmative vote of at least a majority of the votes eligible to be cast is required.

EFFECT OF ISSUANCE OF PREFERRED STOCK

     The Company's Board of Directors is currently authorized to issue up to 4,982,000 shares of preferred stock in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. In addition, the issuance of preferred stock could have the effect of making it more difficult for a third party to acquire control of, or of discouraging acquisition bids for, the Company. This could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. In October 1996 and August 1997 the Board of Directors adopted resolutions authorizing, respectively, shares of Series A Convertible Preferred Stock, par value $.001 per share (the "Series A Preferred Stock"), and shares of Series B Convertible Preferred Stock, par value $.001 per share (the "Series B Preferred Stock"), and the Company subsequently sold 5,500 shares of Series A Preferred Stock and 8,000 shares of Series B Preferred Stock. No shares of Series A Preferred Stock remain outstanding and 7,800 shares of the Series B Preferred Stock remain outstanding.

SHARES ELIGIBLE FOR FUTURE SALE

     The Company had a total of 9,783,616 shares of Common Stock outstanding as of January 30, 1998. 3,631,109 shares of previously issued Common Stock have been registered and are freely tradeable without restriction or further registration under the Securities Act by persons other than "affiliates" of the Company, as that term is defined in Rule 144 promulgated under the Securities Act ("Affiliates"). An additional 579,696 shares of Common Stock were issued upon conversion of Selfcare's Series A Preferred Stock and, assuming compliance with the applicable provisions of Regulation S, are freely tradeable. The remaining 5,572,811 shares of Common Stock currently outstanding were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Securities Act and either have or will become freely tradeable without restriction or further registration under the Securities Act by persons other than Affiliates under Rule 144. Certain outstanding shares not currently registered possess registration rights pursuant to which the Company may be required to register such shares.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, including persons who may be deemed Affiliates of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the number of shares of Common Stock then outstanding or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements, and to the availability of current public information about the Company. In addition, a person who is not deemed to have been an Affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.

     As of January 30, 1998, there were outstanding options, warrants, convertible debt and other derivative securities to purchase or acquire an aggregate of 7,902,068 shares of Common Stock. This number includes (but is not limited to): (i) 732,601 shares of Common Stock issuable upon conversion of the Senior Notes (assuming a conversion price of $13.65 per share of Common Stock, which is 120% of the lowest market price at which such shares traded during the period October 20 through October 24, 1997); (ii) 137,950 shares of Common Stock issuable upon exercise of the Notes Warrants; (iii) 905,380 shares of Common Stock issuable upon conversion of the Company's 7,800 outstanding shares of Series B Convertible Preferred Stock (assuming a market price of $8.3875 per share of Common Stock, which is the average of the five lowest closing bid prices of Common Stock on the American Stock Exchange during the period December 16, 1997, through January 27, 1998); (iv) 114,628 shares of Common Stock issuable upon exercise of the related warrants (the "Preferred Warrants") issued in connection with the sale of the Series B Preferred Stock; (v) 438,750 shares of Common Stock issuable upon exercise of the USB '93 Warrants; and (vi) 636,691 shares of Common Stock issuable upon conversion of outstanding convertible promissory notes issued in December 1997 (see "Recent Developments -- EN PLC Notes Refinancing" and "Recent Developments -- CDIL Notes Refinancing and Acceleration of CDIL Warrants"). The number of shares of Common Stock issuable upon conversion or exercise of, or in connection with, currently outstanding options, warrants, convertible and other derivative securities may vary in the future as the result of, among others, changes in the market price of shares of Common Stock, the accrual of interest, the date of any conversion or exercise, and anti-dilution and liquidated damages provisions of the relevant instrument, if applicable.

     The Company anticipates that all of the shares to be issued upon conversion of the Senior Notes and the shares of Series B Preferred Stock, and upon exercise of the Notes Warrants, the Preferred Warrants and the USB '93 Warrants, will have been registered or will otherwise be freely tradeable without restriction or further registration by persons other than Affiliates when issued. The remaining shares of Common Stock issuable pursuant to outstanding derivative securities of the Company will, to the extent such shares have not been previously registered, become freely tradeable in accordance with the respective terms thereof and with the provisions of the Securities Act and the rules promulgated thereunder.

     Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock. Additionally, the holders of Common Stock could experience significant dilution in earnings per share as the result of the issuance of shares of

Common Stock pursuant to currently existing options, warrants, convertible debt and other derivative securities, which issuance may occur at rates below the then prevailing market price for Common Stock.

DIVIDENDS

     The Company has never paid any dividends to holders of shares of Common Stock. The Company is not currently generating income from operations and expects that it will retain its earnings, if any, to finance its operations. In addition, Selfcare is not permitted to pay dividends on the Common Stock prior to the first anniversary of the date of issuance of the Series B Preferred Stock (i.e., August 26, 1998). The Company thus does not expect to pay dividends to holders of shares of Common Stock for the foreseeable future. Holders of shares of Series B Preferred Stock are not entitled to receive dividends.

                                  THE COMPANY

     Selfcare is engaged in the development, manufacture and marketing of self-test diagnostic products for the diabetes, women's health and infectious disease markets, as well as the marketing of nutritional supplement products, several of which are targeted primarily at the women's health market. The Company's existing and planned self-test products are targeted at the two largest existing markets for self-care diagnostics, diabetes management and women's health, as well as the emerging market for self tests for infectious diseases and agents, including HIV. As part of its strategy for addressing the diabetes management market, the Company has entered into an exclusive worldwide alliance and distribution agreement with LifeScan, Inc., a subsidiary of Johnson & Johnson. Under the terms of the LifeScan Alliance, Selfcare manufactures and LifeScan distributes Selfcare's proprietary electrochemical blood glucose monitoring system for the management of diabetes. In addition, the Company plans to commence commercial production and marketing of disposable generic test strips which can be used in electrochemical blood glucose monitoring systems currently sold by certain other leading manufacturers.

     In the women's health market, Selfcare is currently marketing home pregnancy and ovulation prediction tests under the Selfcare brand name and under various private labels. Pregnancy products packaged and distributed by Selfcare are currently available on a private label basis or under the Selfcare brand in approximately 90% of U.S. pharmacy chain outlets, including Wal-Mart, Walgreens, CVS/pharmacy, Eckerd Drug, Osco Drug and Target Stores. On February 19, 1997, pursuant to the Nutritional Supplement Lines Acquisition, the Company acquired the U.S. rights to several nutritional supplement product lines, which had domestic sales of approximately $24.0 million in 1996 and $22.8 million in 1997. Included in these product lines are Stresstabs (a B-complex vitamin with folic acid), Stresstabs plus iron, Ferro-Sequels (an iron supplement) and Posture (a calcium supplement), which are targeted primarily at the women's health market. The Company expects to continue to expand its women's health product line with products supplied by or co-developed with third-party manufacturers, as well as products developed by the Company.

     Through its wholly owned Irish subsidiary, Cambridge Diagnostics, the Company is currently producing diagnostic test kits primarily for detecting antibodies to HIV. The Company also produces other tests for the detection of hepatitis and Lyme disease infections. In addition, the Company has nearly completed its acquisition of the capital stock of Orgenics Ltd. Orgenics develops, manufactures, and markets self-contained test kits for the professional market which detect antibodies and/or infectious agents, including those associated with AIDS and chlamydia.

     Selfcare, Inc. was incorporated in Delaware on August 25, 1992, and acquired its predecessor company, Superior Sensors, Inc. by merger on September 15, 1992. The Company's principal executive offices are located at 200 Prospect Street, Waltham, Massachusetts 02154, and its telephone number is (781) 647-3900.

                              RECENT DEVELOPMENTS

EN PLC NOTES REFINANCING

     In October 1996, the Company purchased 200,000 common shares of Enviromed plc ("Enviromed") and agreed to purchase EN PLC Limited Partnership's ("EN PLC") holding of 7,961,386 common shares of

Enviromed for a promissory note with a principal amount of approximately $3.8 million. In November 1996, the Company purchased an additional 100,000 common shares of Enviromed. Effective as of January 1, 1997, the Company and EN PLC entered into an amendment to the agreement (the "EN PLC Agreement") with EN PLC pursuant to which the Company agreed to issue two promissory notes, in principal amounts of approximately $2.8 million and $1.0 million respectively, evidencing the purchase price under the EN PLC Agreement (the "EN PLC Notes").

     In December 1997, the Company exchanged notes that are convertible into shares of Common Stock (the "Convertible EN PLC Notes") in a principal amount equal to approximately $1.6 million for payments due in January and April 1998 under the EN PLC Notes. The Convertible EN PLC Notes bear interest at the rate of 10% per year, mature on the six-month anniversary of the date of issuance of the Convertible EN PLC Notes (the "Convertible EN PLC Notes Maturity Date"), are convertible by the holders thereof in whole at any time on or prior to the Convertible EN PLC Notes Maturity Date into that number of shares of Common Stock determined by dividing the principal balance of such Convertible EN PLC Notes plus any accrued interest thereon by $7.225 (the "EN PLC Conversion Price") and will automatically convert, without any action on the part of the holders thereof, on the Convertible EN PLC Notes Maturity Date, in the event they are not sooner prepaid or converted, into that number of shares of Common Stock determined by dividing the principal balance of such Convertible EN PLC Notes plus the accrued interest thereon by the EN PLC Conversion Price.

     The shares of Common Stock into which the Convertible EN PLC Notes are convertible did not receive rights to register such shares under the Securities Act. Therefore, such shares of Common Stock will not be freely transferable absent an available exemption from registration. The EN PLC Conversion Price represents a 15% discount from the closing price of the Company's Common Stock on the date immediately preceding the effective date of the exchange of the amounts due under the EN PLC Notes in January and April 1998 for the Convertible EN PLC Notes, reflecting in part the fact that shares issuable upon conversion of the Convertible EN PLC Notes are not freely transferable. The holders of EN PLC Notes included the following directors and officers, which directors and officers exchanged an aggregate amount of approximately $0.8 million on identical terms with all other holders of EN PLC Notes: Carol R. Goldberg, John
F. Levy, Willard L. Umphrey and Ron Zwanziger.

CDIL NOTES REFINANCING AND ACCELERATION OF CDIL WARRANTS

     In November 1994, Selfcare acquired Cambridge Diagnostics from Cambridge Biotech Corporation for an aggregate of $2.1 million and the assumption of certain liabilities. In addition, the Company furnished Cambridge Diagnostics with a $900,000 working capital line of credit. Selfcare financed the acquisition of Cambridge Diagnostics by utilizing a bank line of credit and subsequently refinanced the amount borrowed through the issuance of an aggregate of $3.0 million in original principal amount of 10% promissory notes (the "CDIL Notes"), together with attached warrants exercisable for a number of shares of Common Stock to be determined based on the net sales of Cambridge Diagnostics in the fiscal year preceeding the repayment of the CDIL Notes (the "CDIL Warrants"). The CDIL Notes were due March 31, 1998, and bore interest at the rate of 10% per year.

     In December 1996, the Company fixed the number of shares of Common Stock issuable upon exercise of the CDIL Warrants at 1,142,635 shares. On December 31, 1996, the holders of $2.6 million in principal amount of the CDIL Notes entered into agreements (the "Extension Agreements") to terminate and cancel their CDIL Warrants, in exchange for which the Company agreed to transfer to such holders, for no additional consideration, an aggregate of 990,050 shares of Common Stock on the earlier of January 15, 2000, or the occurrence of a change in control (as defined in the Extension Agreements) of the Company. In December 1997, the Company accelerated the issuance of the 990,050 shares to December 17, 1997, and simultaneously issued the 152,585 shares that were issuable upon exercise of the remaining CDIL Warrants.

     In December 1997, the Company entered into exchange agreements with the holders of approximately $2.95 million of CDIL Notes pursuant to which the Company exchanged notes convertible into shares of Common Stock (the "Convertible CDIL Notes") for the CDIL Notes. The Convertible CDIL Notes were issued in a principal amount equal to the principal amount of the CDIL Notes exchanged by the holders thereof, bear interest at the rate of 10% per year, mature on the six-month anniversary of the date of issuance of the Convertible CDIL Notes (the "Convertible CDIL Notes Maturity Date"), are convertible by the holders of such Convertible CDIL Notes in whole at any time on or prior to the Maturity Date into that number of shares of Common Stock determined by dividing the principal balance of such Convertible CDIL Notes plus any accrued interest thereon by $7.225 (the "CDIL Conversion Price"), and will automatically convert, without any action on the part of the holders, on the Convertible CDIL Notes Maturity Date, in the event they are not sooner prepaid or converted, into that number of shares of Common Stock determined by dividing the principal balance of such Convertible CDIL Notes plus the accrued interest thereon by the Conversion Price.

     The shares of Common Stock into which the Convertible CDIL Notes are convertible did not receive rights to register such shares under the Securities Act. Therefore, such shares of Common Stock will not be freely transferable absent an available exemption from registration. The CDIL Conversion Price represents a 15% discount from the closing price of the Company's Common Stock on the date immediately preceding the effective date of the exchange of the CDIL Notes for the Convertible CDIL Notes, reflecting in part the fact that shares issuable upon conversion of the Convertible CDIL Notes are not freely transferable. The direct and indirect holders of CDIL Notes included the following directors and officers, which directors and officers exchanged an aggregate principal amount of $825,000 of CDIL Notes on identical terms with all other holders of CDIL Notes: John F. Levy, David Scott, Willard L. Umphrey and Ron Zwanziger.

     In addition, U.S. Boston Capital Corporation, a broker-dealer, the President of which is Willard L. Umphrey, a director and principal stockholder of the Company, received a fee of three percent (3%) of the principal amount of the CDIL Notes exchanged.

LITIGATION PERTAINING TO THE USE OF NAME AND THE SERVICE MARK "SELFCARE"

     On November 15, 1997, Medical Selfcare, Inc. ("Medical") served process on the Company in an action filed in the United States District Court for the Northern District of California ("District Court") asserting service mark and trade name infringement, unfair competition, dilution, and related claims arising from the Company's use of the mark "Selfcare" for medical devices, pharmaceutical products and nutritional supplements. Medical is seeking damages for lost profits in an amount to be determined at trial, injunctive relief barring the Company's use of the name and mark "Selfcare" in connection with its products and services, destruction of products using the said name or mark, disgorgement of profits gained from the alleged infringement, treble damages, restitution, punitive damages and attorneys fees. The Company intends to defend this litigation vigorously. The Company has answered the complaint and asserted various defenses and a counterclaim seeking cancellation of Medical's federal service mark registrations. The Company has advised the District Court of its intention to phase out the use of the mark in connection with its nutritional supplements. A hearing was held on Medical's motion for a preliminary injunction before the District Court on December 19, 1997. On January 5, 1998, the District Court entered an order, in the form proposed by the Company, requiring that, effective six months thereafter, the Company cease using the mark "Selfcare" on nutritional supplement products or packaging or distributing nutritional supplement products or packaging bearing the mark, and that the Company remove from its packaging the statement that the mark is "registered." The Company does not believe that the preliminary injunction will have a material adverse impact on the Company's sales, operations and financial performance. However, there can be no assurance that a final ruling against the Company on the merits of the case would not have such an impact.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

                              REGISTRATION RIGHTS

     The registration of the Shares pursuant to the Registration Statement of which this Prospectus is a part will discharge certain of the Company's obligations (i) under the terms of a Registration Rights Agreement, dated as of October 27, 1997 (the "Registration Rights Agreement"), which the Company entered into in connection with the purchase of the Senior Notes by, and the issuance of the Notes Warrants to, Elliott Associates, L.P. and Westgate International, L.P. (the "Senior Notes Investors") and (ii) under the terms of a Registration Rights Agreement, dated as of March 8, 1994, entered into in connection with the sale of Common Stock to Enviromed (the "USB '93 Registration Rights Agreement").

     Pursuant to the Registration Rights Agreement and the USB '93 Registration Rights Agreement, the Company has agreed to pay all of the expenses incurred in connection with registering the Shares, excluding underwriting discounts and commissions. The Company also has agreed under the Registration Rights Agreement and the USB '93 Registration Rights Agreement to indemnify each holder of the Senior Notes, Notes Warrants, USB '93 Warrants and certain persons related to such parties against losses, claims, damages, expenses and liabilities arising under the securities laws in connection with the Registration Statement except, among other things, to the extent that such liabilities arise out of or are based upon any information furnished in writing to the Company by such holders expressly for use in the Registration Statement or an amendment or supplement thereto. In addition, the holders of the Senior Notes and Notes Warrants agreed to indemnify the Company and its directors, officers (who sign the Registration Statement), employees, agents, and each person who controls the Company, and each other stockholder selling securities pursuant to the Registration Statement and each of their respective directors, officers, and any person who controls any of them, against all losses, claims, damages, expenses and liabilities arising under the securities laws insofar as such losses, claims, damages or liabilities relate to information furnished to the Company by such holder for use in the Registration Statement or an amendment or supplement thereto. The other holders of the USB '93 Warrants similarly agreed to indemnify the Company and certain related persons for certain liabilities.

                              SELLING STOCKHOLDERS

     The Shares are to be offered by and for the respective accounts of the Selling Stockholders. The following table sets forth the names of the Selling Stockholders, the number of shares of Common Stock beneficially owned by such Selling Stockholders as of January 30, 1998, and the number of Shares which may be offered for sale pursuant to this Prospectus by each such Selling Stockholder. The Shares may be offered from time to time by the Selling Stockholders named below. However, such Selling Stockholders are under no obligation to sell all or any portion of such Shares, nor are the Selling Stockholders obligated to sell any such Shares immediately under this Prospectus. Because the Selling Stockholders may sell all or part of their Shares, no estimate can be given as to the number of Shares that will be held by any Selling Stockholder upon termination of any offering made hereby.

     With the exception of the following individuals, none of the Selling Stockholders has held any position, office or other material relationship with the Company or any of its affiliates within the past three years other than as a result of his or its beneficial ownership of Shares. USB '93 is a limited partnership, the general partner which is USB '93 Technology, Inc. ("USB, Inc."). The President of USB, Inc. is Willard Lee Umphrey, a director and a principal stockholder of Selfcare, Inc. Additionally, an affiliate of USB '93, U.S. Boston Capital Corporation ("U.S. Boston"), has acted as a placement agent for the Company in various financings. Anne M. Umphrey is a registered representative of U.S. Boston and is the spouse of Mr. Umphrey. Lawrie W. Okurowski is the spouse of Leon Okurowski, an officer and registered representative of U.S. Boston.

     The Shares offered hereby by the Senior Notes Investors and the holders of the Notes Warrants and USB '93 Warrants include, pursuant to Rule 416 promulgated under the Securities Act, Shares issued in accordance with the terms of the Senior Notes, Notes Warrants and USB '93 Warrants as a result of stock splits, stock dividends and other dilutive events (including, with respect to the Senior Notes, by reason of changes in the floating rate conversion price mechanism).

                                                                                     COMMON SHARES
                                                                                      BENEFICIALLY
                                                                                  OWNED AFTER OFFERING
                                                                                          (1)
                                               NUMBER OF SHARES      SHARES      ----------------------
                                              BENEFICIALLY OWNED     OFFERED                PERCENT OF
        NAME OF SELLING SHAREHOLDER           PRIOR TO OFFERING      HEREBY      NUMBER     OUTSTANDING
--------------------------------------------  ------------------     -------     ------     -----------
Elliott Associates, L.P.(2).................        784,375(3)       784,375         0           *
Westgate International, L.P.(2).............        784,375(3)       784,375         0           *
USB '93 Technology Associates Limited
  Partnership(4)............................        234,000          234,000         0           *
Anne M. Umphrey (4).........................        222,298(5)       136,500     85,798          *
Lawrie W. Okurowski (4).....................         97,860(6)        68,250     29,610          *
Harlan P. Kleiman(2)........................         20,608(7)        20,608         0           *
Robert K. Schacter(2).......................          6,662(7)         6,662         0           *
Steven M. Lamar(2)..........................          3,062(7)         3,062         0           *
Thomas J. Griesel(2)........................            918(7)           918         0           *

---------------
 *  Less than one percent.

(1) Assumes the sale of all Shares.

(2) Pursuant to the Securities Purchase Agreement, dated as of October 27, 1997, by and between the Company, Elliott Associates, L.P. and Westgate International, L.P., the Senior Notes Investors purchased $10 million in aggregate principal amount of Senior Notes, which are convertible into shares of Common Stock, and received Notes Warrants to acquire up to 106,700 shares of Common Stock. As partial consideration for the placement of the Senior Notes, the Company issued Notes Warrants to each of Messrs. Kleiman, Schacter, Lamar and Griesel.

     The principal of the Senior Notes is payable on October 28, 2002. The unpaid principal of each Note accrues interest at the rate of 16% per year payable in cash until the later of (i) the date of effectiveness of a registration statement (the "Notes Registration Date") covering the shares of Common Stock underlying the Notes and the Notes Warrants (the "Registrable Securities"), and (ii) a date between 180 and 270 days after October 27, 1997, selected by the Company (the "Variable Conversion Date"). Thereafter, interest on the unpaid principal accrues at the rate of 8% per year payable in cash or, at the Company's option subject to certain conditions, shares of Common Stock calculated at a price per share equal to 95% of the Recent Market Price as of the date interest was due. The "Recent Market Price" as of any date is the lowest market price at which shares of Common Stock traded at any time during the five trading days immediately preceding the given date.

     The holder of each Senior Note may convert all or a portion of such Senior
     Note into shares of Common Stock prior to October 28, 2002. Prior to the Variable Conversion Date, each Note converts into shares of Common Stock at 120% of the Recent Market Price as of October 27, 1997 (i.e., 120% of $11.375 per share). Following the Variable Conversion Date, each Senior Note converts at a conversion price per share equal to the Applicable Percentage (as defined below) multiplied by the lesser of: (i) 125% of the Recent Market Price as of October 27, 1997, as of the Variable Conversion Date or (if later) as of the Notes Registration Date, which ever is least (the "Ceiling Price"), and (ii) the Recent Market Price as of the date on which the conversion notice is sent. The Applicable Percentage is a percentage ranging from 100% to 92.5% depending upon the date that the Company chooses as the Variable Conversion Date.

     The Notes Warrants may be exercised in whole or in part from time to time until October 28, 2002. The exercise price per share of each Notes Warrant equals the Recent Market Price as of October 27, 1997, the Variable Conversion Date or (if later) the Notes Registration Date, which ever is lowest. Notwithstanding the foregoing, the holder of a Notes Warrant may elect a cashless exercise of such Notes Warrant.

     For a complete description of the terms of the Senior Notes, see the Form of Senior Subordinated Convertible Note due October 28, 2002, incorporated by reference as Exhibit 99.3 to the Registration Statement of which this Prospectus forms a part. For a complete description of the terms of the Notes

     Warrants, see the Form of Common Stock Purchase Warrant Certificate, dated as of October 27, 1997, incorporated by reference as Exhibit 99.4 to the Registration Statement of which this Prospectus forms a part.

(3) Represents the pro rata allocation among the Senior Notes Investors of 1,568,750 Shares which the Company is registering hereunder pursuant to the Registration Rights Agreement incorporated by reference as Exhibit 99.2 to the Registration Statement of which this Prospectus forms a part. Such Shares may be issued upon conversion of the Senior Notes, exercise of the Notes Warrants held by the Senior Notes Investors, and as interest payments on the Senior Notes in lieu of cash. Currently 732,601 shares of Common Stock are issuable upon conversion of the Senior Notes (assuming a conversion price of $13.65, which is 120% of the lowest sale price of shares of Common Stock during the period October 20 through October 24, 1997). Currently, no shares of Common Stock are issuable as interest payment in lieu of cash and up to 106,700 shares are issuable upon exercise of the Notes Warrants held by the Senior Notes Investors.

     The number of shares of Common Stock issuable upon conversion of the Senior Notes, as interest payments thereon in lieu of cash and upon exercise of the Notes Warrants is subject to anti-dilution provisions, and may be adjusted, among others, upon (i) the issuance of stock dividends or the occurrence of stock splits, reclassifications, recapitalizations or similar events; and (ii) any consolidation, merger, reorganization or similar fundamental restructuring. Pursuant to Rule 416 promulgated under the Securities Act, this Prospectus also relates to such indeterminate number of shares as may become issuable pursuant to the anti-dilution provisions of the Senior Notes (including by reason of changes in the floating rate conversion price mechanism) and Notes Warrants.

     Except under certain limited circumstances or by waiver upon 61 days' prior notice, none of the Senior Notes Investors or the holders of the Notes Warrants is entitled to convert or exercise such securities to the extent that the shares to be received by such person upon such conversion or exercise would cause such person to beneficially own more than 4.9% of the Common Stock. Therefore, the number of shares set forth herein and which a Senior Notes Investor or holder of Notes Warrants may sell pursuant to this Prospectus may exceed the number of Shares such Senior Notes Investor or holder of Notes Warrants would otherwise beneficially own as determined pursuant to Section 13(d) of the Exchange Act.

(4) In connection with the execution of the Technology License and Development Agreement dated as of December 29, 1993, by and between the Company and USB '93 Technology Associates Limited Partnership, the Company issued warrants to purchase shares of Common Stock (i.e., the USB '93 Warrants) to USB '93 Technology Associates Limited Partnership, some of which were subsequently assigned to Anne M. Umphrey and Lawrie W. Okurowski.

(5) Includes 136,500 Shares of Common Stock issuable upon exercise of the USB '93 Warrants. The 85,798 shares owned by Ms. Umphrey are held jointly with Willard Lee Umphrey.

(6) Includes 68,250 Shares of Common Stock issuable upon exercise of the USB '93 Warrants.

(7) Represents the Shares of Common Stock issuable upon exercise of the Notes Warrants. See footnote (3) above.

                              PLAN OF DISTRIBUTION

     The Shares are being offered on behalf of the Selling Stockholders. The Shares may be sold or distributed from time to time by the Selling Stockholders, or by pledgees, donees or transferees of, or other successors in interests to, the Selling Stockholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire Shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the Shares may be effected in one or more of the following methods: (i) ordinary brokers' transactions, which may include long or short sales; (ii) transactions involving cross or block trades or otherwise on the American Stock Exchange; (iii) purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this Prospectus; (iv) "at the market" to or through market makers or into an existing market for the Shares;
(v) in other ways
not involving market makers or established trading markets, including direct sales to purchases or sales effected through agents; (vi) through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise); or (vii) any combination of the foregoing, or by any other legally available means. In addition, the Selling Stockholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of Shares in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the Shares, which Shares may be resold thereafter pursuant to this Prospectus.

     Brokers, dealers, underwriters or agents participating in the distribution of the Shares as agents may receive compensation in the form of commissions, discounts or concessions from the Selling Stockholders and/or purchasers of the Shares for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions). The Selling Stockholders and any broker-dealers who act in connection with the sale of Shares hereunder may be deemed to be "Underwriters" within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of Shares may be deemed to be underwriting discounts and commissions under the Securities Act. Neither the Company nor any Selling Stockholder can presently estimate the amount of such compensation. Elliott Associates, L.P. and Westgate International, L.P. may offer their Shares through the selling efforts of Manchester Securities Corp., a registered broker-dealer that is wholly owned by Elliott Associates, L.P.; however, there is presently no agreement, arrangement or understanding relating to any such services. The Company knows of no existing arrangements between any Selling Stockholder, any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the Shares.

     The Company will pay all of the expenses incident to the registration of the Shares (but not commissions or discounts of underwriters or broker-dealers). The Company has also agreed to indemnify the Senior Notes Investors, the holders of the Notes Warrants and the holders of the USB '93 Warrants and, in each case, certain related persons against certain liabilities, including liabilities under the Securities Act.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                 LEGAL MATTERS

     The validity of the issuance of the Shares offered hereby will be passed upon for the Company by its counsel, Goodwin, Procter & Hoar LLP, Exchange Place, Boston, Massachusetts 02109-2881. The president of a professional corporation which is a partner in Goodwin, Procter & Hoar LLP beneficially owns an aggregate of approximately 40,664 shares of Common Stock and warrants to purchase up to 5,278 shares of Common Stock. The president of another professional corporation which is a partner in Goodwin, Procter & Hoar LLP beneficially owns 1,000 shares of Common Stock.

                                    EXPERTS

     The consolidated financial statements of Selfcare, Inc. and its subsidiaries incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

======================================================

  NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information...............      2
Incorporation of Certain Documents
  by Reference......................      2
Risk Factors........................      3
The Company.........................     14
Recent Developments.................     15
Use of Proceeds.....................     17
Registration Rights.................     17
Selling Stockholders................     17
Plan of Distribution................     19
Legal Matters.......................     20
Experts.............................     20

======================================================

======================================================
                                2,038,750 SHARES

                                 SELFCARE, INC.

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS

                            ------------------------
                                February 3, 1998
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.(1)

     The following are the estimated expenses of issuance and distribution of the Shares registered hereunder on Form S-3:

        SEC Registration Fee...............................................  $ 5,564
        American Stock Exchange Listing Fee................................   17,500
        Legal Fees and Expenses............................................   30,000
        Miscellaneous......................................................    6,936
                                                                             -------
                  Total....................................................  $60,000
                                                                             =======

---------------
(1) The amounts set forth in this Item 14, except for the SEC Registration Fee and the American Stock Exchange Listing Fee, are estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     In accordance with Section 145 of the General Corporation Law of the State of Delaware, Article VII of the Company's Amended and Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (iv) for any transaction from which the director derived an improper personal benefit. In addition, the Certificate of Incorporation provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

     Article V of the Company's Amended and Restated By-laws (the "By-laws") provide for indemnification by the Company of its officers and certain non-officer employees under certain circumstances against expenses (including attorneys fees, judgments, fines and amounts paid in settlement) reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceeding in which any such person is involved by reason of the fact that such person is or was an officer or employee of the Company, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to criminal actions or proceedings, if such person had no reasonable cause to believe his or her conduct was unlawful.

ITEM 16.  EXHIBITS.

EXHIBIT
  NO.                                          DESCRIPTION
-------   -------------------------------------------------------------------------------------
      5   Opinion of Goodwin, Procter & Hoar LLP
   23.1   Consent of Arthur Andersen LLP
   23.2   Consent of Goodwin, Procter & Hoar LLP (included in Exhibit 5)
     24   Power of Attorney (included on signature page)
   99.1   Securities Purchase Agreement, dated as of October 27, 1997, by and between Selfcare,
          Inc., Elliott Associates, L.P. and Westgate International, L.P. (incorporated by reference to Exhibit 99.5 to Selfcare Inc.'s 10-QSB for the quarter ending September
          30, 1997)

EXHIBIT
  NO.                                          DESCRIPTION
-------   -------------------------------------------------------------------------------------
   99.2   Registration Rights Agreement, dated as October 27, 1997, by and between Selfcare,
          Inc., Elliott Associates, L.P. and Westgate International, L.P. (incorporated by reference to Exhibit 99.6 to Selfcare, Inc.'s 10-QSB for the quarter ending September
          30, 1997)
   99.3   Form of Senior Subordinated Convertible Note due October 28, 2002 (incorporated by reference to Exhibit 99.7 to Selfcare, Inc.'s 10-QSB for the quarter ending September
          30, 1997)
   99.4   Form of Common Stock Purchase Warrant Certificate, dated as of October 27, 1997
          (incorporated by reference to Exhibit 99.8 to Selfcare, Inc.'s 10-QSB for the quarter ended September 30, 1997)
   99.5   Registration Rights Agreement, dated March 8, 1994, between Selfcare, Inc., USB '93
          Technology Associates Limited Partnership and Enviromed plc (incorporated by reference to Exhibit 10.19 to Selfcare, Inc.'s registration statement on Form SB-2, file no. 333-4830-NY).

ITEM 17.  UNDERTAKINGS.

     A. The undersigned Registrant hereby undertakes to:

          1. File, during any period in which offers and sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement); and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (A)(1)(i) and (A)(1)(ii) herein do not apply if the information required in a post-effective amendment is incorporated by reference from periodic reports filed by the undersigned Registrant under the Exchange Act.

          2. For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

          3. File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Waltham, The Commonwealth of Massachusetts, on February 3, 1998.

                                          SELFCARE, INC.

                                          By:       /s/ RON ZWANZIGER
                                            ------------------------------------
                                                       Ron Zwanziger
                                               Chairman, President and Chief
                                                      Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, each of the undersigned officers and directors of Selfcare, Inc. hereby severally constitutes Ron Zwanziger and Anthony H. Hall and each of them singly, his true and lawful attorneys with full power to them, and each of them singly, to sign for the undersigned and in his name in the capacity indicated below, the Registration Statement filed herewith and any and all amendments to said Registration Statement, and generally to do all such things in his name and in his capacity as an officer or director to enable Selfcare, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming his signature as it may be signed by his said attorney, or any of them, to said Registration Statement and any and all amendments thereto.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

               SIGNATURE                                 TITLE                       DATE
----------------------------------------  -----------------------------------  -----------------
           /s/ RON ZWANZIGER              President, Chief Executive Officer   February 3, 1998
----------------------------------------    and Director (Principal Executive
             Ron Zwanziger                  Officer)

          /s/ ANTHONY H. HALL             Chief Financial Officer (Principal   February 3, 1998
----------------------------------------    Financial Officer and Principal
            Anthony H. Hall                 Accounting Officer)

        /s/ JONATHAN J. FLEMING           Director                             February 3, 1998
----------------------------------------
          Jonathan J. Fleming

         /s/ CAROL R. GOLDBERG            Director                             February 3, 1998
----------------------------------------
           Carol R. Goldberg

         /s/ EDWARD B. ROBERTS            Director                             February 3, 1998
----------------------------------------
           Edward B. Roberts

        /s/ WILLARD LEE UMPHREY           Director                             February 3, 1998
----------------------------------------
          Willard Lee Umphrey

           /s/ PETER TOWNSEND             Director                             February 3, 1998
----------------------------------------
             Peter Townsend

            /s/ JOHN F. LEVY              Director                             February 3, 1998
----------------------------------------
              John F. Levy

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                     DESCRIPTION                                    PAGE
------   -------------------------------------------------------------------------------  ----
    5    Opinion of Goodwin, Procter & Hoar LLP.........................................
 23.1    Consent of Arthur Andersen LLP.................................................
 23.2    Consent of Goodwin, Procter & Hoar LLP (included in Exhibit 5).................
   24    Power of Attorney (included on signature page).................................
 99.1    Securities Purchase Agreement, dated as of October 27, 1997, by and between
         Selfcare, Inc., Elliott Associates, L.P. and Westgate International, L.P.
         (incorporated by reference to Exhibit 99.5 to Selfcare, Inc.'s 10-QSB for the quarter ending September 30, 1997).............................................
 99.2    Registration Rights Agreement, dated as October 27, 1997, by and between
         Selfcare, Inc., Elliott Associates, L.P. and Westgate International, L.P.
         (incorporated by reference to Exhibit 99.5 to Selfcare, Inc.'s 10-QSB for the quarter ending September 10, 1997).............................................
 99.3    Form of Senior Subordinated Convertible Note due October 28, 2002 (incorporated by reference to Exhibit 99.7 to Selfcare, Inc.'s 10-QSB for the quarter ending
         September 30, 1997)............................................................
 99.4    Form of Common Stock Purchase Warrant Certificate, dated as of October 27, 1997
         (incorporated by reference to Exhibit 99.8 to Selfcare, Inc.'s 10-QSB for the quarter ended September 30, 1997)
 99.5    Registration Rights Agreement, dated March 8, 1994, between Selfcare, Inc., USB
         '93 Technology Associates Limited Partnership and Enviromed plc (incorporated by reference to Exhibit 10.19 to Selfcare Inc.'s registration statement on Form
         SB-2, file no. 333-4830-NY)....................................................